[Greystone Letterhead]

                                October 12, 2007

Dennis C. Hult
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  GREYSTONE LOGISTICS, INC.
          FORM 8-K DATED OCTOBER 3, 2007
          FILED OCTOBER 9, 2007
          FILE NO. 000-26331

Dear Mr. Hult:

            In connection with your review of the captioned filing and our response to your comment letter as set forth in that certain letter of Conner & Winters, LLP addressed to Securities and Exchange Commission dated October 11, 2007, Greystone Logistics, Inc. (the "Company") acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     o staff comments or changes to disclosure in response to staff comments in the Company's filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (918) 583-7441 at any time.


                                           Best regards,


                                           Warren Kruger
                                           President and Chief Executive Officer


cc: Ryan Sacra, Conner & Winters, LLP